For Immediate Release

ATA Announces Results of Annual General Meeting of Shareholders

BEIJING, October 20, 2011 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that it held its 2011 Annual General Meeting of Shareholders (AGM) on October 18, 2011. All of the proposals submitted to shareholders at the 2011 AGM were approved.

Specifically, the shareholders approved:

1.	The re-election of each of Kevin Xiaofeng Ma and Walter Lin Wang as a class A director of the Company; and

2.	The appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2012.

About ATA Inc.:

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. ATA’s test center network comprised 2,016 authorized test centers located throughout China as of June 30, 2011. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 33.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at http://www.ata.net.cn.

For more information on our company, please contact the following individuals:

At the Company ATA, Inc. Benson Tsang, CFO +86 10 6518 1122 x5107 bensontsang@ata.net.cn	Investor Relations The Equity Group Inc. Adam Prior, Vice President 212-836-9606 +86 10 6587 6435

aprior@equityny.com

Carolyne Yu, Account Executive 212-836-9610 cyu@equityny.com

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